SEC File No. 001-31989
CUSIP Number 45885A409

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)    ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Internap Corporation
Full Name of Registrant

Former Name if Applicable

12120 Sunset Hills Road, Suite 330
Address of Principal Executive Office (Street and Number)

Reston, Virginia 20190
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Internap Corporation (the “Company”) and a committee of certain holders of term loans (the “Ad Hoc Committee”) under the Company’s senior secured credit facility, together with professional advisors to such parties, have engaged in discussions regarding the restructuring of the Company’s capital structure and in connection therewith have entered into a restructuring support agreement (the “Restructuring Support Agreement”) dated March 13, 2020.  As contemplated by the Restructuring Support Agreement, the Company filed a voluntary case under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “Chapter 11 Case”) on March 16, 2020.  The Company expects that the report of its independent registered public accounting firm that accompanies the audited consolidated financial statements of the Company for the year ended December 31, 2019, to be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 (the “Form 10-K”), will contain an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.  As a result of the additional time required to evaluate the effect of the going concern qualification on the financial statements and the related disclosures to be included in the Form 10-K, such Form 10-K cannot be timely filed without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael T. Sicoli	404	302-9708
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s net revenues for the year ended December 31, 2019 were approximately $291 million compared to net revenues of approximately $317 million for the year ended December 31, 2018 primarily due to planned data center exits and churn from customers.

As a result of the matters described in Part III above, the Company expects to record a significant charge for goodwill impairment.  Until the Company completes the applicable procedures regarding goodwill impairment, which are anticipated to be completed in connection with the finalization of the Form 10-K, the Company cannot determine the specific amount of the goodwill impairment charge.

Internap Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2020	By	/s/ Michael T. Sicoli
Michael T. Sicoli
President and Chief Financial Officer

Forward-Looking Statements

Certain statements in this Form 12b-25 contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding availability of capital resources and liquidity, the report of the Company’s independent registered public accounting firm, the amount of the anticipated goodwill impairment, indebtedness, developments in the Chapter 11 Case and other matters that do not relate strictly to historical facts. These statements are often identified by words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "projects," "forecasts," "plans," "intends," "continue," "could" or "should," that an "opportunity" exists, that the Company is "positioned" for a particular result, statements regarding the Company’s vision or similar expressions or variations. These statements are based on the beliefs and expectations of the Company’s management team based on information available at the time such statements are made. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements.  Therefore, actual future results and trends may differ materially from what is forecast in such forward-looking statements due to a variety of factors.

These risks and other important factors discussed under the caption "Risk Factors" in the Company’s most recent Annual Report on Form 10-K filed with the SEC and the Company’s other reports filed with the SEC could cause actual results to differ materially from those expressed or implied by forward-looking statements made in this Form 12b-25.

Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing forward-looking statements. All such statements speak only as of the date made, and the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.